[LETTERHEAD OF APTOSE BIOSCIENCES INC.]
January 7, 2020
VIA EDGAR

Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-7010 USA
Re:         Aptose Biosciences Inc.
Registration Statement on Form S-3
Filed December 27, 2019
File No. 333-235730

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), Aptose Biosciences Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) to January 9, 2020 at 4:00 p.m. (Eastern) or as soon thereafter as is practicable.
The Company also requests the Commission confirm the effective date and time of the Registration Statement in writing.
APTOSE BIOSCIENCES INC.
By                      /s/ Gregory K. Chow
Name:	Gregory K. Chow
Title:	Executive Vice President & Chief Financial Officer